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File No. __________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



Compania de Alumbrado Electrico de San Salvador, S.A. de C.V.
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C.  20006

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ITEM 1

         Foreign utility company status is claimed by Compania de Alumbrado Electrico de San Salvador, S.A. de C.V., a company organized under the laws of El Salvador, with its business address at Colonia San Antonio, Calle El Bambu, Edificio Corporativo CAESS, Ayutuxtepeque, El Salvador.

         Compania de Alumbrado Electrico de San Salvador, S.A. de C.V. owns and operates an electricity distribution company in El Salvador.

         The AES Corporation owns a 70.23% interest in Compania de Alumbrado Electrico de San Salvador, S.A. de C.V. through its ownership in C.A. La Electricidad de Caracas (Venezuela) and through the following wholly-owned subsidiaries of C.A. La Electricidad de Caracas: AES Caess Distribution, Inc (Delaware), AES EEO Distribution, Inc. (Delaware), AES El Salvador Distribution Ventures, Ltd (Cayman Islands), AES El Salvador Electric Light, Ltd (Cayman Islands), AES Central America Electric Light, Ltd (Cayman Islands), AES Empresa Electrica de El Salvador, Ltd de C.V. (El Salvador), and El Salvador Energy Holdings, S.A. (El Salvador). The AES Corporation owns 87.18% of C.A. La Electricidad de Caracas.

         The AES Corporation, a Delaware corporation, is an exempt public utility holding company under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act").

ITEM 2

         Compania de Alumbrado Electrico de San Salvador, S.A. de C.V. has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly-owned by CILCORP, Inc., which in turn is a wholly-owned subsidiary of The AES Corporation. IPL is wholly owned by IPALCO Enterprises Inc., which in turn is a wholly-owned subsidiary of The AES Corporation.

         Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, Compania de Alumbrado Electrico de San Salvador, S.A. de C.V., nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated March 10, 1999, the Illinois Commerce Commission certified to the SEC with respect to CILCO that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act in connection with The AES Corporation's acquisition of foreign utility companies. The AES Corporation hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section


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33(a)(2) of the Act in connection with The AES Corporation's acquisition of foreign utility companies. The AES Corporation hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


By: /s/ WILLIAM R. LURASCHI
   -----------------------------

William R. Luraschi
Vice President and Secretary
The AES Corporation
1001 N. 19th Street, Suite 2000
Arlington, Virginia  22209
(703) 522-1315

Dated: August 30, 2001.











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